Exhibit (a)(1)(F)

NATHAN’S FAMOUS, INC.

September 18, 2015

Dear Nathan’s Stockholder:

Nathan’s Famous, Inc., a Delaware corporation (“Nathan’s”), is offering to purchase up to 500,000 shares of its common stock, $.01 par value at a price not less than $33.00 nor greater than $36.00 per share, upon the terms and subject to the conditions of the enclosed Offer to Purchase for Cash and Letter of Transmittal (the “Offer”).

Please read the materials carefully before making any decision with respect to the Offer.  Please refer to the Summary Term Sheet beginning on page 1 of the Offer to Purchase for Cash for key information regarding the Offer.  While the Summary Term Sheet is designed to address many of your questions regarding the Offer, you are urged to read all of the materials in their entirety.  The Board of Directors of the Company has approved the Offer but neither the Company nor the Board of Directors is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares.  Stockholders must make their own decision whether or not to tender their shares and, if so, how many shares and at what purchase price(s) their shares should be tendered.  YOU DO NOT HAVE TO SELL YOUR SHARES.  However, if you wish to tender your shares, instructions on how to tender (sell) shares are provided in the enclosed materials and summarized below.

If you wish to tender all or any part of your shares, you must do one of the following before the Offer expires at 12:00 Midnight, Eastern Time, on October 16, 2015, or such later date and time to which we may extend the Offer:

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(i) complete and sign the related Letter of Transmittal according to the instructions in the Letter of Transmittal and mail or deliver it, together with any required signature guarantee and any other required documents, including your share certificates, to American Stock Transfer & Trust Company, LLC, the Depositary for the Offer, or (ii) tender the shares according to the procedure for book-entry transfer described in Section 3 of the Offer to Purchase; or

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request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you.  If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that nominee and have the nominee tender your shares for you.

If you desire to tender your shares but (1) your share certificates are not immediately available or cannot be delivered to the Depositary by the expiration of the Offer, (2) you cannot comply with the procedure for book-entry transfer by the expiration of the Offer, or (3) you cannot deliver the other required documents to the Depositary by the expiration of the Offer, you must tender your shares according to the guaranteed delivery procedure described in Section 3 of the Offer to Purchase.

STOCKHOLDERS MUST COMPLETE THE LETTER OF TRANSMITTAL TO AFFECT A VALID TENDER OF SHARES.

The purpose of the Offer is to provide liquidity for those stockholders desiring to sell all or a portion of their shares at a premium over the recent trading prices for the shares.  Given the Company’s current cash and investment balances, the Board of Directors determined this to be an attractive time to repurchase a significant portion of outstanding shares.

Please note that the Offer is scheduled to expire at 12:00 Midnight, Eastern Time, on October 16, 2015, unless extended by Nathan’s.  Please contact MacKenzie Partners, Inc., the Information Agent for the Offer, if you have any further questions.  MacKenzie Partners, Inc.’s telephone number is (800) 322-2885 and email is tenderoffer@mackenziepartners.com.

Sincerely,

/s/ Eric Gatoff
Eric Gatoff
Chief Executive Officer
Nathan’s Famous, Inc.